Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13-D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 16)*

CONTINUCARE CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

212172100

(CUSIP Number)

Steven D. Rubin, Esq.

4400 Biscayne Blvd.

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 212172100	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (by virtue of the Merger as defined and explained herein)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (by virtue of the Merger as defined and explained herein)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.: 212172100	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS FROST GAMMA INVESTMENTS TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (by virtue of the Merger as defined and explained herein)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (by virtue of the Merger as defined and explained herein)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

CUSIP No.: 212172100	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS FROST NEVADA INVESTMENTS TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (by virtue of the Merger as defined and explained herein)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (by virtue of the Merger as defined and explained herein)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

CUSIP No.: 212172100	SCHEDULE 13D	Page 5 of 8

Item 1. Security and Issuer.

This is Amendment No. 16 to the original Schedule 13D (“Amendment No. 16”) previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”), and Frost Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Continucare Corporation, a Florida corporation (the “Issuer”). For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by options of the Issuer which were owned by the Reporting Person (as defined ). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.

Item 2. Identity and Background.

(a) This Amendment No. 16 is being filed by (i) Phillip Frost, M.D., (ii) Gamma Trust and (iii) Nevada Trusts, the Reporting Persons, with respect to shares of the Issuer’s Common Stock and stock options held by them.

(b) –(f) The Reporting Persons filed an initial Schedule 13D for an event of August 9, 1996 (the “Initial Schedule 13D”) on September 6, 1996, as amended by Amendment No. 1 filed October 3, 1996, Amendment No. 2 filed September 18, 1998, Amendment No. 3 filed March 17, 1999, Amendment No. 4 filed November 12, 1999, Amendment No. 5 filed June 16, 2000, Amendment No. 6 filed October 26, 2000, Amendment No. 7 filed August 30, 2001, Amendment No. 8 filed April 23, 2003, Amendment No. 9 filed April 29, 2004, Amendment No. 10 filed May 17, 2006, Amendment No. 11 filed August 6, 2007, Amendment No. 12 filed November 8, 2007, Amendment No. 13 filed June 17, 2008, Amendment No. 14 filed February 23, 2010 and Amendment No. 15 filed June 28, 2011 (together, the “Previous Schedule”). Except to the extent set forth in this Amendment No. 16, the information in the Previous Schedule remains unchanged. The filing of any amendment to this Schedule 13 D (including the filing of this Amendment No. 16) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The information required by Item 3 is incorporated by reference from Item 4 of this report.

Item 4. Purpose of Transaction.

On October 4, 2011, the Issuer was acquired by Metropolitan Health Networks, Inc. (“Metropolitan”) pursuant to the Agreement and Plan of Merger by and among Metropolitan, CAB Merger Sub, Inc. and Continucare Corporation, dated June 26, 2011 (the “Merger Agreement”). As a result of the Merger Agreement, for each issued and outstanding share of the Issuer’s Common Stock, other than any shares owned by the Issuer or Metropolitan or any of their respective wholly owned subsidiaries, the Issuer’s stockholders (including the Reporting Persons) received $6.25 in cash, without interest, and 0.0414 of a share of common stock, par value $0.001 per share, of Metropolitan. In addition, each issued and outstanding option to purchase the Issuer’s Common Stock became fully vested and was cancelled in exchange for the right to receive an amount of cash equal to $6.45 less the per share exercise price of the option, subject to withholding taxes. By virtue of the Merger Agreement, the Issuer became a wholly-owned subsidiary of Metropolitan (the “Merger”).

Prior to the Merger on October 4, 2011, the Reporting Persons exercised stock options for an aggregate of 165,000 shares of the Issuer’s Common Stock and such shares were exchanged for the merger consideration pursuant to the Merger Agreement.

The New York Stock Exchange filed a notification of removal from listing on Form 25 with the SEC with respect to the Issuer’s Common Stock on October 5, 2011. Trading of the Issuer’s Common Stock on the NYSE was suspended before the opening of trading on October 5, 2011.

As a result of the Merger, the Reporting Persons no longer have a direct equity interest in the Issuer.

CUSIP No.: 212172100	SCHEDULE 13D	Page 6 of 8

Item 5. Interest in Securities of the Issuer.

(a)	As a result of the Merger, the Reporting Persons no longer have a direct equity interest in the Issuer.

(b)	Not applicable.

(c)	The only transaction by the Reporting Persons of the Issuer’s Common Stock within the past 60 days were the transactions made pursuant to the Merger.

(d)	Not applicable.

(e)	As a result of the Merger on October 4, 2011, the Reporting Persons no longer have a direct equity interest in the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in the Previous Schedule or above, the Reporting Persons have no other contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 1. Joint Filing Agreement

CUSIP No.: 212172100	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2011	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: October 12, 2011	FROST NEVADA INVESTMENTS TRUST /s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee

Dated: October 12, 2011	FROST GAMMA INVESTMENTS TRUST /s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 16 to Schedule 13D filed by us with respect to the Common Stock, $.0001 par value, of Continucare Corporation is filed on behalf of each of us.

Dated: October 12, 2011	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST NEVADA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee